COMMENTS RECEIVED ON MARCH 5, 2014

FROM EDWARD BARTZ

FIDELITY DEVONSHIRE STREET TRUST (File Nos. 002-24389 and 811-01352)

Fidelity Advisor Series Equity-Income Fund
Fidelity Equity-Income Fund
Fidelity Series Equity-Income Fund

POST-EFFECTIVE AMENDMENT NO. 145

1. All funds

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Potentially investing in other types of equity securities and debt securities, including lower-quality debt securities."

C: The Staff requests that lower-quality debt securities be referred to as "junk bonds."

R: We are not aware of any requirements to use the term "junk bonds" in disclosure regarding "lower-quality debt securities." It is our understanding that the Division's formal guidance on "junk bond" disclosure was rescinded as part of the general overhaul of Form N-1A in 1998. See footnote 214 to Investment Company Act Release No. 23064 (Mar. 13, 1998) (providing that generic comment letters will not apply to registration statements prepared on the amended Form). Further, we note that the term "lower-quality debt securities" is defined under the heading "Principal Investment Risks" in the "Issuer Specific Changes" paragraph. Accordingly, we respectfully decline to modify the disclosure.

2. All funds

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

  "Potentially using covered call options as tools in managing the fund's assets."

C: The Staff requests that we add a corresponding risk.

R: We call the Staff's attention to the following new disclosure, which we believe appropriately addresses the potential risk associated with writing covered call options for these funds: "To the extent a fund writes covered call options on particular securities, it gives up some ability to participate in price increases of the underlying securities."

3. All funds

"Fund Services" (prospectuses)

"Fund Distribution"

"If payments made by the Adviser to FDC or to intermediaries under the Distribution and Service Plan were considered to be paid out of a class's assets on an ongoing basis, they might increase the cost of your investment and might cost you more than paying other types of sales charges."

Fidelity Devonshire Street Trust (File Nos. 002-24389 and 811-01352), Post-Effective Amendment No. 145

_____________________________________________________________________________________

C: The Staff requests that we change "might" to "will."

R: Because the funds do not pay 12b-1 fees for the sale and distribution of its shares under its Rule 12b-1 plan, we believe the disclosure is more accurate as written and that a strict read of Item 12(b) (which also requires disclosure of the amount of distribution fee payable) is inapplicable in this instance. Accordingly, we have not modified disclosure.

4. All funds

"Investment Policies and Limitations" (SAIs)

C: The Staff requests that we disclose later in the registration statement that if a fund is a protection seller under a credit default swap, it will segregate assets equal to the full notional amount of the swap agreement.

R: We confirm that if a fund holds any credit default or total return swaps in its portfolio, at this time it would expect to value those at the full notional amount of each transaction for purposes of segregation.

5. All funds

"Trustees and Officers" (SAIs)

"Experience, Skills, Attributes, and Qualifications of the Fund's Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing the fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the fund, is provided below."

C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the funds. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Funds' Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the funds.

Fidelity Devonshire Street Trust (File Nos. 002-24389 and 811-01352), Post-Effective Amendment No. 145

_____________________________________________________________________________________

6. All funds

"Trustees and Officers" (SAIs)

C: The Staff would like confirmation that biographies reflect all directorships for the past five years.

R: In accordance with Item 17 of Form N-1A, directorships held during the past five years are disclosed.

7. Fidelity Equity-Income Fund

"Fund Summary" (prospectus)

"Portfolio Manager(s)"

"James Morrow (lead portfolio manager), Adam Kramer (co-manager), and Ramona Persaud (co-manager) have managed the fund since October 2011."

C: The Staff requests confirmation that all of the portfolio managers are jointly and primarily responsible for the day to day operations of the fund.

R: We believe this disclosure appropriately identifies each portfolio manager as required by Form N-1A, Item 5(a), Instruction 2.

8. Fidelity Equity-Income Fund

"Fund Summary" (prospectus)

"Purchase and Sale of Shares"

"You may buy or sell shares through a Fidelity brokerage or mutual fund account, through a retirement account, or through an investment professional. You may buy or sell shares in various ways:

Internet www.fidelity.com
Phone Fidelity Automated Service Telephone (FAST®) 1-800-544-5555 To reach a Fidelity representative 1-800-544-6666
Mail
Additional purchases: Fidelity Investments P.O. Box 770001 Cincinnati, OH 45277-0003	Redemptions: Fidelity Investments P.O. Box 770001 Cincinnati, OH 45277-0035
TDD - Service for the Deaf and Hearing Impaired 1-800-544-0118

Fidelity Devonshire Street Trust (File Nos. 002-24389 and 811-01352), Post-Effective Amendment No. 145

_____________________________________________________________________________________

The price to buy one share is its net asset value per share (NAV). Shares will be bought at the NAV next calculated after your investment is received in proper form.

The price to sell one share is its NAV. Shares will be sold at the NAV next calculated after an order is received in proper form.

The fund is open for business each day the New York Stock Exchange (NYSE) is open.

Initial Purchase Minimum	$2,500
For Fidelity Simplified Employee Pension-IRA and Keogh accounts, and Non-Fidelity Prototype Retirement accounts	$500
Through regular investment plans in Fidelity Traditional IRAs, Roth IRAs, and Rollover IRAs (requires monthly purchases of $200 until fund balance is $2,500)	$200

The fund may waive or lower purchase minimums in other circumstances."

C: The Staff requests that we remove the disclosure pertaining to purchasing shares of the funds.

R: We believe the disclosure at issue is consistent with the purchase and sale information required by Item 6(a) and (b), and note that the disclosure is intended to be read together with the paragraph directly below it. We acknowledge that the fund has comparable disclosure in the "Additional Information about the Purchase and Sale of Shares" section of its statutory prospectus, but we believe that it is important to include the disclosure at issue because the fund will produce a stand-alone summary prospectus. Accordingly, we have not modified disclosure.

9. All funds

Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.